Issuer Free Writing Prospectus

Relating to S-1 Registration Statement

Filed Pursuant to Rule 433

Registration No. 333-162749

November 23, 2009

MP Environmental Funding LLC	PRELIMINARY TERM SHEET	ROC Bonds

MP ENVIRONMENTAL FUNDING LLC

Issuer

SENIOR SECURED ROC BONDS, ENVIRONMENTAL CONTROL SERIES B

Principal Amount Offered*	Expected Average Life	Scheduled Principal Payments Begin	Scheduled Maturity Date**
$[78,000,000]	19 years	1/15/2028	7/15/2030

We are issuing up to $[78,000,000] of Senior Secured ROC Bonds, Environmental Control Series B, or the bonds, a type of ratepayer obligation charge bonds or ROC bonds, pursuant to a special West Virginia statute, or the Financing Act, and an irrevocable financing order of the Public Service Commission of West Virginia, or the PSC. The bonds may not be redeemed by us prior to maturity and pre-payment is not permitted.

The bonds are our senior secured obligations, and are our obligations only. They are secured by our environmental control property, which includes the right to impose, charge, collect and receive special, irrevocable, nonbypassable charges based on the consumption of electricity. These charges pay principal, interest and expenses of the bonds and are known as environmental control charges, or as ratepayer obligation charges or ROCs. ROCs will be paid on a joint and several basis by all electric service customers of Monongahela Power Company, or Mon Power.

The first dollars from the amount collected from each and every of Mon Power customers’ electricity bills, without exception, must be remitted on a daily basis to the bond trustee to pay that customer’s ROCs. In addition, the PSC’s irrevocable financing order mandates that the true-up mechanism must adjust the ROCs for all customers at least semi-annually, and more frequently as needed, to guarantee revenues sufficient to make all scheduled payments of principal and interest on a timely basis.

The PSC’s obligations under the Financing Act and the financing order are direct, explicit, irrevocable and unconditional upon issuance of the bonds. These obligations are legally enforceable against the PSC, a United States public sector entity. The bondholders’ right to have the true-up adjustment mechanism implemented is protected by both the United States federal and West Virginia state constitutions.

The bonds will be payable only from revenues received by us under the indenture for the bonds and funds on deposit in trust accounts relating to the bonds. These amounts, together with the environmental control property, including the PSC guaranteed true-up mechanism, are the source of funds for the payment of principal and interest on the bonds.

The bonds are not a debt, liability or other legal obligation of, or interest in, Mon Power or any of its other affiliates. The bonds are not a general obligation of the State of West Virginia, the PSC or any other governmental agency or instrumentality, and the bonds are not a charge on the full faith and credit or taxing power of the State of West Virginia or any other governmental agency or instrumentality. However, the State of West Virginia and other federal, state and local governmental entities, as electric service customers, will be obligated to pay ROCs as direct claims on such entities.

*	Preliminary; subject to change
**	The legal final maturity (i.e., the date by which the principal must be repaid to prevent a default of the bonds) is one year after the scheduled maturity date.

1 of 11

MP Environmental Funding LLC	PRELIMINARY TERM SHEET	ROC Bonds

SUMMARY OF TERMS

Securities Offered	Senior secured ROC bonds of MP Environmental Funding LLC, as listed on the cover page of this term sheet. The bonds finance environmental control equipment at Mon Power’s Fort Martin generation facility in West Virginia.
Expected Sinking Fund Schedule (preliminary; subject to change)

Semi-Annual Payment Date	Principal Payments

1/15/2028	$[12,411,741]
7/15/2028	$[14,635,354]
1/15/2029	$[14,841,808]
7/15/2029	$[15,433,731]
1/15/2030	$[15,649,654]
7/15/2030	$ [5,027,711]

Total Payments:	$[78,000,000]

TRACE Eligible and Bloomberg Corporate Key

Following the initial offering, secondary market transactions in the bonds will be reported in the NASD’s Trade Reporting and Compliance Engine (“TRACE”).

The bonds can be found on the Bloomberg Financial Information System under the corporate bond ticker “AYE”.

Required Ratings	“AAA” by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., or S&P, “Aaa” by Moody’s Investors Service, or Moody’s, and “AAA” by Fitch Ratings, or Fitch.
Optional Redemption	None. Non-callable for the life of the bonds. No pre-payment permitted.

Average Life	19 years. Stable.

Payment Dates and Interest Accrual

Interest payable semi-annually, January 15 and July 15. Interest will be calculated on a 30/360 basis.

Interest is due on each payment date, and principal is due upon the legal final maturity date. Failure to pay the entire outstanding principal amount of the bonds by the legal final maturity date will result in an event of default.

Use of Proceeds	Used solely to finance (i) environmental control costs, including certain costs relating to the construction and installation of flue gas desulfurization equipment at Mon Power’s Fort Martin generation facility in West Virginia, and (ii) upfront financing costs.

2 of 11

MP Environmental Funding LLC	PRELIMINARY TERM SHEET	ROC Bonds

DESCRIPTION OF CREDIT

Special State Statute and Irrevocable Financing Order from Public Service Commission of West Virginia	The bonds will be the second series of ROC bonds issued by us pursuant to the Financing Act, a special West Virginia statute, and an irrevocable financing order of the PSC. The first series of ROC bonds were issued in 2007. (See “Relationship to Series 2007 Bonds” in this term sheet.)

Credit/Security

The bonds are secured by environmental control property, by our rights under the various transaction documents, and by funds on deposit with the indenture trustee in a collection account, which includes the general, capital, reserve and surplus accounts. Environmental control property is a present property right created by the Financing Act and the financing order and is protected by the State Pledge described below.

Environmental control property is not a receivable, and the bonds are not secured by a pool of receivables.

Environmental Control Property

Environmental control property securing the bonds consists of the rights and interests of Mon Power under the financing order. It is being sold to us by Mon Power in connection with the issuance of the bonds.

Environmental control property requires ROCs to be:

1.      imposed on all electric service customers in Mon Power’s service territory, to be paid on a joint and several basis;

2.      collected by Mon Power, as servicer, and remitted to the indenture trustee daily to provide for payments in respect of our bonds; and

3.      adjusted at least semi-annually, and more frequently as needed, to guarantee revenues sufficient to make all scheduled payments of principal and interest in respect of the bonds on a timely basis.

No Limit on Level or Timing of ROCs to Guarantee Payment of the Bonds on a Timely Basis: ROCs Continue Until All Bonds Paid in Full

With respect to the irrevocable authority to impose, charge, collect or receive ROCs guaranteed to pay scheduled principal and interest on the bonds on a timely basis:

1.      there is no limit or “cap” on the level of ROCs; and

2.      the right to impose ROCs continues until all the bonds and expenses of the transaction have been paid in full.

ROCs Must Be Paid By All Customers	Mon Power’s customers include all individuals, corporations, other business entities, the State of West Virginia and other federal, state and local governmental entities located within Mon Power’s service territory that receive electric service.

All Customers Share Joint and Several Liability for Payment of ROCs	All electric service customers share in the liabilities of all other electric customers within Mon Power’s service territory on a joint and several basis for the payment of ROCs.

3 of 11

MP Environmental Funding LLC	PRELIMINARY TERM SHEET	ROC Bonds

ROCs May Not be Avoided by Any Customer – No Exceptions	ROCs in Mon Power’s service territory may not be avoided by any of Mon Power’s electric delivery service customers. They must be paid by present and future customers for so long as any bonds are outstanding. There are no exceptions. The only way to avoid the ROCs is to disconnect from Mon Power’s electric grid.

True-Up Adjustments to the ROCs are Mandated by the Financing Act and Guaranteed by the PSC

The PSC will review and adjust ROCs on all electric service customers at least semi-annually to guarantee revenues sufficient to provide timely payment of scheduled principal and interest (and other related costs and amounts) in respect of the bonds. Under the financing order and servicing agreement, adjustments to the ROCs will be made at least semi-annually, quarterly if necessary, and, during the last year in which the bonds are outstanding, monthly, if necessary.

The first dollars from the amount collected from each and every of Mon Power customers’ electricity bills, without exception, must be remitted on a daily basis to the bond trustee to pay that customer’s ROCs.

The PSC is obligated to act to guarantee that revenues are sufficient to pay all scheduled principal and interest on the bonds on a timely basis. This performance guarantee is pursuant to the irrevocable financing order as expressly authorized by the Financing Act.

West Virginia State Pledge to Protect Bondholders’ Rights	The State of West Virginia pledges to and agrees with the bondholders, any assignee and any financing parties that the State of West Virginia will not take or permit any action that impairs the value of environmental control property or, except as part of the true-up mechanism (to make scheduled payments of principal and interest on time), reduce, alter or impair environmental control charges that are imposed, collected and remitted for the benefit of the bondholders, any assignee, and any financing parties, until all principal and interest payments in respect of environmental control bonds, all financing costs and all amounts to be paid to an assignee or financing party under an ancillary agreement are paid or performed in full. We refer to this agreement as the State Pledge.

Effect of Mandatory True-Up Adjustments and State Pledge to Protect Bondholders’ Rights on Credit Risk	The broad-based nature of the true-up mechanism and the State Pledge serve to effectively eliminate, for all practical purposes and circumstances, any credit risk to the payment of the bonds (i.e., that sufficient funds will be available and paid to discharge the principal and interest of each issue of bonds when due). (See the Financing Order, Finding of Fact No. 60.)

4 of 11

MP Environmental Funding LLC	PRELIMINARY TERM SHEET	ROC Bonds

ADDITIONAL CONSIDERATIONS

Initial ROCs as a Percentage of Customer’s Total Electricity Bill Will be Small	We estimate that the initial ROCs will represent less than one percent (1%) of the typical residential 1,000 kWh electricity bill.

Cataclysmic Natural Disasters	Located in West Virginia, Mon Power’s service territory is not in a region that is typically subject to natural disasters (including hurricanes) that are likely to have material widespread adverse effects on the electric grid.

We Will Provide Enhanced Continuing Disclosure: Surveillance/Internet-Based Information Post Issuance/Dedicated Web Address

Allegheny Energy, Inc., the parent of Mon Power, will establish a dedicated web address for the life of the bonds. The principal transaction documents and other information concerning the ROCs and security relating to the bonds will be posted at such web address, which is currently located at www.alleghenyenergy.com. The posted information will include ROC collections per customer rate schedule, forecasted demand, aging data and variances from forecasted amounts.

The bonds are not asset-backed securities within the meaning of Regulation AB. However, we will file with the SEC required periodic reports related to the bonds consistent with the disclosure and reporting regime established in Regulation AB and will also post those periodic reports at our web address.

Relationship to Series 2007 Bonds

In April 2007, we issued $344.5 million of Senior Secured Sinking Fund Environmental Control bonds, Series A, or the 2007 bonds, in accordance with the financing order, as then in effect, and with terms and provisions substantially similar to those of the bonds. However, the environmental control property securing the 2007 bonds does not secure the bonds, and the environmental control property securing the bonds does not secure the 2007 bonds. The outstanding 2007 bonds are currently rated Aaa/AAA/AAA by Moody’s, S&P and Fitch, respectively.

Although Mon Power is the servicer with respect to the 2007 bonds and will be the initial servicer with respect to the bonds described in this term sheet, the bonds described herein will be payable from collateral that is separate from that securing the 2007 bonds or any other series of environmental control bonds.

Form of Offering	SEC registered public offering. The bonds are not asset-backed securities within the meaning of the federal securities laws.

Tax Treatment	Fully taxable and treated as debt for U.S. federal income tax purposes, as described in the prospectus.

ERISA Eligible	Yes, as described in the prospectus.

5 of 11

MP Environmental Funding LLC	PRELIMINARY TERM SHEET	ROC Bonds

20% International Risk Weighting for International Investors under the Basel Accords

Under the standardized approach provided in the framework established by “International Convergence of Capital Management and Capital Standards: A Revised Framework” (as amended, Basel II), the bonds may attract a risk weighting of 20% on the basis that the bonds are rated in the highest category by a major rating agency.

If held by financial institutions subject to regulation in countries (other than the United States) that have adopted and that continue to use or permit the use of the 1988 International Convergence of Capital Measurement and Capital Standards of the Basel Committee on Banking Supervision (as amended, the Basel I), the bonds may attract the same risk weighting as “claims on” or “claims guaranteed by” non-central government bodies within the United States, which are accorded a 20% risk weighting.

We understand that the United Kingdom’s Financial Services Authority has issued individual guidance letters to one or more investors in transactions not involving us or our affiliates that an investment in bonds issued under a Texas statute similar to the Financing Act can be accorded a 20% risk weighting under Basel I, which is similar to the risk weighting assigned to U.S. Agency corporate securities (FNMA, FHLMC, etc.).

However, we cannot assure you that the bonds will attract a 20% risk weighting treatment under any national law, regulation or policy implementing Basel II, the Basel Accord or any transitional regime and are not aware of any investor that has requested or received such treatment for the bonds. You should consult applicable regulators before making any investment.

OTHER TRANSACTION PARTIES

Seller and Servicer is the West Virginia Regulated Electric Utility Mon Power, our Indirect Parent

Mon Power is an electric utility that engages in generation, transmission and distribution of electric power in West Virginia under the name Allegheny Power. Mon Power operates as a fully regulated utility. As of June 30, 2009, Mon Power served approximately 383,553 electric customers in a service area that covers approximately 13,000 square miles and contains a population of approximately 777,419. As of June 30, 2009, Mon Power’s transmission and distribution (T&D) system consisted of 23,210 miles of T&D lines, including 250 miles of 500-kilovolt transmission lines, and 243 T&D substations.

Mon Power is a direct, wholly owned subsidiary of Allegheny Energy Inc. Mon Power, as servicer, will bill and collect ROCs and will remit ROCs daily to the indenture trustee according to the terms of the servicing agreement. There are currently no retail electric providers operating in Mon Power’s service territory.

PSC Financial Advisor	Saber Partners, LLC, representing the PSC and a joint decision-maker with us.

Indenture Trustee	U.S. Bank National Association.

6 of 11

MP Environmental Funding LLC	PRELIMINARY TERM SHEET	ROC Bonds

Plan of Distribution

We may sell some or all of the bonds on a negotiated basis to or through one or more underwriters or dealers. We may also sell some or all of the bonds directly to institutional investors or other purchasers or through agents.

We may distribute the bonds in one or more transactions at a fixed or varying price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

SETTLEMENT

Expected Settlement	Settling flat. DTC, Clearstream and Euroclear. ____________, 2009.

7 of 11

MP Environmental Funding LLC	PRELIMINARY TERM SHEET	ROC Bonds

Key Questions and Answers on the Bonds

Q1: Could the financing order mandating the imposition and adjustment of ROCs to guarantee timely repayment of the bonds be rescinded or altered?

A: No. Once the bonds are issued, the financing order is irrevocable.

Q2: Could the Financing Act be repealed or altered in a manner that will impair the value of the security or prevent timely repayment of the bonds?

A: No. The State of West Virginia cannot take any action that impairs the value of the security or the timely repayment of the bonds. The State has also pledged not to permit any action that impairs the value of the security or the timely repayment of the bonds.

Q3: Is there any cap or limit on the amount of ROCs for any customer?

A: No. ROCs must be set to whatever level necessary to guarantee payment of bond interest and principal on a timely basis.

Q4: What happens if, for any reason, electricity usage and, as a result, ROCs, are less than projected at any time over the life of the bonds?

A: The ROCs paid by all customers will be increased to guarantee payment of the bonds pursuant to the true-up mechanism. State law and the financing order mandate that an adjustment must be made on a semi-annual-basis and as needed. ROCs will be paid on a joint and several basis by all electric service customers of Mon Power.

Q5: Are there any circumstances in which, or any reason why, the true-up mechanism would not be applied to customer bills, e.g., economic recession, temporary power shortages, blackouts, LBO or bankruptcy of the parent company?

A: No. Once the bonds are issued, the provisions of the irrevocable financing order that relate to the bonds (including the true-up mechanism) are unconditional. If collections differ or are projected to differ from forecasted revenues, regardless of the reason, Mon Power is required at least semi-annually to submit to the PSC a proposed adjustment to the ROCs as necessary to guarantee sufficient amounts to provide timely payment of principal and interest on the bonds. The PSC directly, explicitly, irrevocably and unconditionally guarantees to adjust the charges to whatever level is necessary to repay the bonds on a timely basis.

Q6: Can customers avoid paying ROCs if they switch electric generation service providers?

A: No. The ROCs are non-bypassable and cannot be avoided by any customer. The Issuer is entitled to collect ROCs from electric service customers even if those customers elect to purchase electric generation services from another provider or if Mon Power goes out of business. Even customers who self-generate their electricity must pay ROCs to the extent that such customers use Mon Power’s delivery system to transport self-generated power or receive power (including, but not limited to, emergency back-up power) from Mon Power or a third party.

8 of 11

MP Environmental Funding LLC	PRELIMINARY TERM SHEET	ROC Bonds

The Issuer has filed a registration statement (including a prospectus) (Registration No. 333-162749) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer will arrange to send you the prospectus if you request it by calling 1-724-838-6196, or by sending an email request to investorinfo@alleghenyenergy.com. The registration statement on Form S-1 can be found at: http://www.sec.gov/Archives/edgar/data/1384732/000119312509217813/ds1.htm.

This Preliminary Term Sheet is not required to contain all information that is required to be included in the prospectus that will be prepared for the securities offering to which this Preliminary Term Sheet relates. This Preliminary Term Sheet is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this Preliminary Term Sheet is preliminary, and may be superseded by additional term sheets provided to you prior to the time you enter into a contract of sale. This Preliminary Term Sheet is being delivered to you solely to provide you with information about the offering of the securities referred to herein. The bonds are being offered when, as and if issued. In particular, you are advised that the bonds, and the environmental control property securing them, are subject to modification or revision (including, among other things, the possibility that the securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. Our obligation to sell securities to you is conditioned on the securities and the underlying transaction having the characteristics described in these materials.

A contract of sale will come into being no sooner than the date on which the bonds have been priced and we have confirmed the allocation of securities to be made to you; any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us. You may withdraw your offer to purchase securities at any time prior to our acceptance of your offer.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this Preliminary Term Sheet is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential are not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

9 of 11

MP Environmental Funding LLC	PRELIMINARY TERM SHEET	ROC Bonds

OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the bonds to the public in that Relevant Member State prior to the publication of a Prospectus in relation to the bonds, which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the bonds to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than EUR43,000,000 and (iii) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by the Issuer of a Prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of the bonds to the public” in relation to any bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the bonds to be offered so as to enable an investor to decide to purchase or subscribe the bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.

NOTICE TO RESIDENTS OF THE PEOPLE’S REPUBLIC OF CHINA

The bonds have not been and will not be registered under the Securities Law of the People’s Republic of China (as the same may be amended from time to time) and are not to be offered or sold to persons within the People’s Republic of China (excluding the Hong Kong and Macau Special Administrative Regions) unless permitted by the laws of the People’s Republic of China.

NOTICE TO RESIDENTS OF JAPAN

The bonds have not been and will not be registered under the Securities and Exchange Law of Japan (the “SEL”), and the bonds may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (including Japanese corporations) or to others for re-offering or resale, directly or indirectly, in Japan or to any resident of Japan, except that the offer and sale of the bonds in Japan may be made only through private placement sale in Japan in accordance with an exemption available under the SEL and with all other applicable laws and regulations of Japan. In this paragraph, “a resident/residents of Japan” shall have the meaning as defined under the Foreign Exchange and Trade Law of Japan.

NOTICE TO RESIDENTS OF HONG KONG

Each Underwriter has represented and agreed that (a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any bonds other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (b) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the bonds, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

NOTICE TO RESIDENTS OF SINGAPORE

The bonds may be offered pursuant to (i) a private placement, (ii) Sections 274 and/or 275 of the SFA (as defined below) or (iii) an exemption under Division 5A of the Companies Financing Act.

If the bonds are offered pursuant to a private placement, residents should note the following:

10 of 11

MP Environmental Funding LLC	PRELIMINARY TERM SHEET	ROC Bonds

This Preliminary Term Sheet is confidential. They are addressed solely to and are for the exclusive use of the person named below. Any offer or invitation in respect of the bonds is capable of acceptance only by such person and is not transferable. This Preliminary Term Sheet may not be distributed or given to any person other than the person named below and should be returned if such person decides not to purchase any bonds. This Preliminary Term Sheet should not be reproduced, in whole or in part.

Name:

Number:

This Preliminary Term Sheet has not been registered as prospectuses with the Monetary Authority of Singapore. Accordingly, this Preliminary Term Sheet and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of bonds may not be circulated or distributed, nor may bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of bonds to the public in Singapore.

If the bonds are offered pursuant to Sections 274 and/or 275 of the SFA, residents should note the following:

This Preliminary Term Sheet has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Preliminary Term Sheet and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of bonds may not be circulated or distributed, nor may bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor specified in Section 274 of the Securities and Futures Financing Act, Chapter 289 of Singapore (the “SFA”), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

If the bonds are offered pursuant to an exemption under Division 5A of the Companies Financing Act, residents should note the following:

The prospectuses relating to the bonds (“Prospectuses”) will, prior to any sale of securities pursuant to the provisions of Section 106D of the Companies Financing Act (CAP.50), be lodged, pursuant to said Section 106D, with the registrar of Companies in Singapore, which will take no responsibility for its contents. However, neither this Preliminary Term Sheet nor the Prospectuses have been nor will they be registered as a prospectus with the registrar of Companies in Singapore. Accordingly, the bonds may not be offered, and neither this Preliminary Term Sheet nor any other offering document or material relating to the bonds may be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than to institutional investors or other persons of the kind specified in Section 106C and Section 106D of the Companies Financing Act or any other applicable exemption invoked under Division 5A of Part IV of the Companies Financing Act. The first sale of securities acquired under a Section 106C or Section 106D exemption is subject to the provisions of Section 106E of the Companies Financing Act.

11 of 11